Exhibit 99.2

Santiago, May 25, 2023

GG/ 129 /2023

Mrs.

Solange Berstein Jáuregui

Chairman

Commission for the Financial Market

Present

Ref.: Material Event Notice

Dear Mrs. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Chilean Commission for the Financial Market (“CMF”), we inform the following Material Event of Banco Itaú Chile:

Reference is made to the amendment of the Bank’s bylaws consisting of the reduction in the number of shares into which the Bank’s capital stock is divided, without modifying the amount of its subscribed and paid-in capital (the “Reverse Stock Split”) -- agreed upon at the Extraordinary Shareholders’ Meeting of the Bank, held on January 19, 2023 (the “Meeting”), which was approved by the CMF through Resolution No. 2215, dated March 28, 2023.

As announced by the Bank through a notice published on May 5 in the electronic newspaper www.latercera.com --by which it was informed in detail about the exchange process of the new Bank’s shares among its shareholders with respect to the Reverse Stock Split, which will begin next May 26--, it is communicated that the amount that will be paid in cash by the Bank to the shareholders who at midnight on May 25, 2023 are holders of a total amount of shares higher than 4,500 and other than an multiple of 4,500, as compensation for each of those old shares that, because they represent a fraction of the new shares, do not qualify for the exchange, amounts to $1.862 per share, value that corresponds to the closing price of the market transactions of the shares on the Bolsa de Comercio de Santiago on the day prior to the date of the exchange of shares (that is, as of today).

Finally, it is recalled that, as announced in the aforementioned notice, the applicable compensations in cash will be made available to shareholders, together with the new titles issued as a result of the exchange, as of May 26, 2023, in the DCV Registros S.A. offices, located at Avenida Los Conquistadores 1730, 24th floor, Providencia, Santiago.

Sincerely,

Gabriel Amado de Moura

Chief Executive Officer

Banco Itaú Chile